Exhibit 16.1

April 27, 2016

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Nxt-ID, Inc. and, under the date of April 14, 2016, we reported on the consolidated balance sheets of Nxt-ID, Inc. as of and for the years ended December 31, 2015 and 2014. On April 21, 2016, we were dismissed. We have read Nxt-ID, Inc.’s statements included under Item 4.01 of its Form 8-K dated April 27, 2016, and we agree with such statements, except that we are not in a position to agree or disagree with Nxt-ID, Inc.’s statements (1) that the change was approved by the Audit Committee of Nxt-ID Inc.’s Board of Directors and (2) within Item 4.01(b).

Very truly yours,

/s/ KPMG LLP

Stamford, CT